November 3, 2008

Mr. Gregory Dundas,
Senior Counsel,
Division of Corporate Finance,
Securities & Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Smithtown Bancorp, Inc.
Registration Statement on Form S-3
Filed October 7, 2008
File No. 333-153897

Dear Mr. Dundas:

This is in response to your comment letter, dated October 14, 2008, relating to the registration statement on Form S-3 (File No. 333-153897) (the “Registration Statement”) filed by Smithtown Bancorp, Inc. (the “Company”) on October 7, 2008. To facilitate the staff’s review, we have included in this letter the captions and numbered comments in your letter in bold text and have provided the Company’s responses immediately following each numbered comment. The Company intends to file via EDGAR Amendment No. 1 to the Registration Statement immediately following the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 or as soon thereafter as practicable, subject to resolution of the staff’s comments. We have not enclosed a complete copy of Amendment No. 1 with this letter, but we will provide the staff with a marked copy of it prior to filing.

We note that the staff’s comments and questions relate to the Selling Shareholders (as identified in the Registration Statement). By way of background for our specific responses to the Staff’s comments, we believe it may be helpful to the staff to have more information about the circumstances under which the Selling Shareholders acquired the shares being registered. Each Selling Shareholder named in the Registration Statement purchased its Common Shares of the Company (the “Shares”) in a private placement pursuant to a Subscription Agreement, dated September 26, 2008, between such Selling Shareholder and the Company. A form of the Subscription Agreement was filed as Exhibit 10.1 to the Company’s 8-K filed October 1, 2008 and is attached to this letter as Annex A.

Mr. Gregory Dundas

Each Subscription Agreement contains standard private placement representations, warranties and agreements for purposes of satisfying the requirements of Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Among other things, each Selling Shareholder represented and warranted to the Company that the Selling Shareholder was purchasing the Shares solely for investment and not with a view to any resale or transfer to any person. (See Section 2.3(d) of the Subscription Agreement, which sets forth the relevant representations and warranties of the Selling Shareholders.) Each Selling Shareholder also agreed to the following restrictions on transfer:

“Restrictions on Transfer. The Investor shall not, directly or indirectly, transfer, sell, assign, pledge, convey, hypothecate or otherwise encumber or dispose of, or engage in a Hedging Transaction (as hereinafter defined) with respect to (collectively, “Transfer”), any of the Purchased Securities. For purposes of this Agreement, “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Purchased Securities.” (Section 4.1(a))

The Subscription Agreements also contain provisions permitting certain transfers pursuant to exemptions from registration or pursuant to an effective registration statement (Section 4.1(b)) and for the privately placed Shares to be delivered in the form of physical, legended certificates (Section 4.2).

In order to respond to the staff’s comments, we circulated an Investor Questionnaire to each Selling Shareholder requesting information responsive to the staff’s comments. The Selling Shareholders provided the following information in their completed Investor Questionnaires. In order to permit the staff to verify the responses set forth below, we have enclosed as Annex B copies of the Investor Questionnaires, completed by the Selling Shareholders, from which the following responses were derived. In this connection, we note that Sandler O’Neill Asset Management, LLC has expressly disclaimed any affiliation with Sandler O’Neill & Partners, L.P., which acted as exclusive placement agent for the Company in the private placement.

Mr. Gregory Dundas

Form S-3

Selling Shareholders, page 20

1. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate of a broker-dealer. Please also state whether the selling shareholders acquired the securities as compensation for the professional services rendered by the broker-dealer, or if the securities were acquired as investments.

Response: 25 of the Selling Shareholders indicated that they are not brokers or dealers or affiliates of a broker or dealer. One Selling Shareholder, Jefferies Dakota Master Fund, Ltd., indicated that it is an affiliate of Jefferies Group, Inc., which controls a number of broker-dealers, including Jefferies & Company, Inc. Each of the 26 Selling Shareholders indicated that it acquired the Shares as an investment, not as compensation for professional services rendered as a broker or dealer.

2. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response: As discussed in the Response to Comment 1, each Selling Shareholder indicated that it is not a broker or dealer.

3. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why any broker-dealer affiliate which is unable to make the above representations is not acting as an underwriter. We may have further comment after reviewing your response.

Mr. Gregory Dundas

Response: The Selling Shareholder that identified itself as an affiliate of a broker-dealer, Jefferies Dakota Master Fund, Ltd., indicated that it purchased the Shares to be resold in the ordinary course of business. The Selling Shareholder further indicated that at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the Shares.

4. With respect to each selling shareholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Please revise accordingly.

Response: With respect to the 22 Selling Shareholders that are not natural persons and indicated that they are neither (i) a reporting company under the Exchange Act, nor (ii) a majority-owned subsidiary of a reporting company under the Exchange Act, nor (iii) a registered investment fund under the 1940 Act, the Company acknowledges the staff’s comment and will update pages 20 to 25 of the prospectus to include the disclosure requested by the staff. These pages, marked to show the changes from the Registration Statement as initially filed, are enclosed immediately following this letter.

*   *   *

The Company looks forward to continuing to work with the staff to assist the staff in completing its review of the Registration Statement. We are not requesting acceleration of the effective date of the Registration Statement at this time.

If you have any questions or comments concerning the matters discussed above, please call me at (212) 588-3484.

Very truly yours,

Ann Bailen Fisher

cc:	Matt McNair
(Securities and Exchange Commission)

Bradley E. Rock
Anita Florek
(Smithtown Bancorp, Inc.)